Volcanic

Retail Reimagined

Strategic Business Plan

Contact
Jeremy Brockbank

TABLE OF CONTENTS

VISION

Why Volcanic exists.

Volcanic exists to revolutionize retail on a global scale by streamlining how retail buying is done. The company leverages their market-disrupting online platform to make it much easier for brands to get to market faster and more pervasively. At the same time on the buyer side, Volcanic makes it much more cost efficient for retailers to sift through a large number of brand product offerings. As a result, retailers do not have to start new dialogues with brands repeatedly, and do not have to spend so much money on trade shows. In fact, Volcanic's platform completely reimagines and reinvents the trade show model which has been antiquated for a number of years.

For example, most brands spend hundreds of thousands of dollars every year on trade shows, attempting to set up meetings to interact with potential buyers. Sometimes those opportunities are successful, but many times they are not. The world of retail is about who you know, and not necessarily what your product is. For most brands and most buyers, getting an in-person meeting at a trade show is of paramount importance. Brands spend tens of thousands of dollars per show to have opportunity for such an interaction. In fact, there are companies who specialize in facilitating real-time conversations at trade shows. These organizations charge brands $20 to $30 thousand dollars to facilitate a 10-minute meeting with 15 buyers. And until now, there was never an easy way to accomplish this objective online. Volcanic allows brands and buyers to interact with each other effectively and efficiently while dramatically lowering the time, energy and money to do so. Volcanic's platform allows brands to have access to buyers so they can see their products easily to compare and contrast features, benefits, and costs. Finally, Volcanic provides both the brand and the buyer more and better predictive analytics via their proprietary system.

VALUES

What Volcanic believes is critical to its success.

The Volcanic organization has established the following values, which they believe are imperative:

Opportunity: We believe in giving every brand the best opportunity to present their products to retailers and let the best product win.

Equity: We believe in leveling the playing field between brands and retail buyers. Currently retailers hold all the cards. However, retailers are nothing without the brands. Without brands, there is nothing on the shelves. People go to the stores because of what is on the shelves, not because of the logo on the store.

Two-Way Communication: We believe in fostering reciprocal conversation between brands and buyers. Typically, the communication is one way, from the buyer to the brand. We want to make sure that brands feel like they have a say.

Accountability: We believe buyers must be accountable. Currently, in retail there's almost no accountability for retail buyers to do their job. Retail buyers can initiate dialogue and lean on brands for months to force those brands to do enormous amounts of paperwork and then just drop them. Right now, there is no recourse for brands if the buyers do that. By having a rating system on the platform similar to Amazon where brands can review buyers and leave ratings, as well as allowing buyers to do the same as it relates to brands, both sides can be held accountable for actively doing their job with excellence.

CORE PURPOSE

What Volcanic is doing about its vision and values.

Retail Reimagined!

MISSION

How Volcanic is operationalizing its core purpose.

We use our platform to make it simple, easy and delightful for buyers, brands, influencers and consumers to work together, creating an experience unlike any other.

GLOBAL INDUSTRY ANALYSIS

The company has conducted thorough and timely research regarding the retail consumer products marketplace with the invaluable assistance of research librarians and technical writers Kasey Lobaugh, Bobby Stephans, Rob Bamford, Stephanie Davis, Rod Sides, Lupine Skelly, and Chuck Reynolds from *Deloitte* who are responsible for the insightful information contained in this global industry analysis, the sources of which are contained in the References section at the end of this business plan.

Introduction

We just lived through a market-shaping year; roughly 50 major retail bankruptcies occurred during a time when others experienced record earnings. Consumer behavior changed overnight as health and safety concerns suddenly became a purchase driver, and we saw technological adaptation in a matter of months that would normally have taken years to occur. This was all brought on by COVID-19, but the effects will be with us even when the pandemic subsides. As a result, there are some new rules for retail.

Against this backdrop, Deloitte interviewed 50 retail executives and 15 retail subject matter specialists to address what the retail world may look like when COVID-19 is in our rearview mirror and what that means for retailers as they plan for 2021 and beyond. Will consumers return to a reshaped retail environment? If so, when? Will the pandemic's digital adoption be the new baseline? Or will consumers' pent-up demand for interaction and experience drive them to rally around local shops that give them a taste of prepandemic life?

It is abundantly clear in Deloitte's survey that retail subsectors performed very differently during 2020. Grocers, home improvement , and mass merchants benefited from changes in consumer behavior, along with being categorized as essential services. As such, they are aggressively looking to drive revenue in 2021. Others, like apparel and department stores, struggled from the onset of the pandemic and are approaching the year ahead with a higher priority around cost cutting. Despite these differences, retail executives agreed that they are not going to let this crisis go to waste. It may be a once-in-a-lifetime opportunity for organizations to transform their businesses and rewrite the rules of the industry.

In particular, interviewed executives identified four priority areas where the rules will likely be rewritten and key investments take place:

- **Digital investment will go beyond differentiation.**
- **Supply chains, inventory management, and digital user experience can no longer operate in separate silos.**
- **Health and safety will remain a top priority as it continues to shape consumer behavior.**
- **Cost realignment will need to be coupled with fresh viewpoints on how to address profitability.**

The specific actions required to meet these strategic goals are different for each company, but the bifurcation of the retail market will likely define where a retailer has to act first. Given that much depends on the pace of the pandemic and a still-tenuous economic recovery, Deloitte offered their best predictions on how retailers may choose to navigate the new rules of retail to maximize their investments in 2021.

Retailer Trends Context – A murky macroeconomic outlook ahead

Understanding how political and economic factors may unfold will be instrumental when thinking about future investments and business strategies. Although it is hard to plan around ever-evolving political agendas, it is worth considering how proposed policy changes could affect the retail space. Specifically, policies proposed by the Biden administration on trade, taxes, climate, and minimum wage may have implications for retailers. Strategies and investments may need to be reprioritized based on those potential outcomes.

The vaccine rollout could spur demand for services

In addition to a changing political landscape, the trajectory of the pandemic and vaccine rollout will undoubtedly shape the 2021 economic landscape. After a sharp, pandemic-driven drop in consumer spending in the first half of 2020, spending rebounded in Q3 with the end of the $600 weekly unemployment benefit. Personal consumer expenditures grew 8.9% from the previous quarter. That was an encouraging rebound, yet not strong enough to make up for losses during the first two quarters of the year. Deloitte projects substantial U.S. GDP growth in the second half of 2021 as vaccine deployment becomes widespread. There is an expectation that pent-up demand for services will fuel growth once a majority of the population is vaccinated and consumers feel safe. However, based on our research, experts forecast that U.S. GDP will not return to its pre-COVID-19 Q4 2019 level until early 2022.

Retail executives seem to agree that an economic recovery to prepandemic trajectory levels will take time, with six in 10 leaders expecting recovery in the next one to two years, but a quarter of executives see a longer timeline of two to five years. There are still many issues that could shackle retailers. A spring surge of cases could erode confidence and make consumers retreat once again. Retail growth has largely been driven by sales of durable goods, which could reach a saturation point in the upcoming year. In addition, unemployment remains high compared with 2019, which was at 6.7% in November of 2020. Whether those financially affected by COVID-19 will be able to recover, and by when, is dependent on the pandemic ending soon, the extension of unemployment benefits, and recovery in the services sector.

The Four Most Significant Trends Affecting Retailers for 2021

1. *Digital investment must go beyond historical competitive differentiation strategies as retailers seek to digitally differentiate by looking outside the box.*

   Based on our research, one of the most discussed topics coming out of the pandemic is digital acceleration. And although everyone seems to be jumping on the digital bandwagon and hyping the same topics, it doesn't make it any less important. With the pandemic taking the volume of digital interactions to unprecedented levels, the majority of retailers expect a continued increase in demand for digital engagements through 2021. Only three in 10 interviewed executives rated themselves as having mature capabilities within digital and, as such, are planning major e-commerce, contactless capabilities, and store technology upgrade investments. One retail investor that was interviewed by Deloitte said, "We need to catch up from behind on e-commerce, enable shopping within our mobile app, and figure out last-mile fulfillment."

   While having a digital touchpoint might help retailers meet minimum consumer expectations, it is crucial that retailers differentiate themselves as customer acquisition costs continue to rise. Digitally native retailers, subscription models, and consumer products companies now pose meaningful competition to historically dominant retailers. And perhaps the bigger juggernaut shaping the space is large tech companies and their access to consumers and their data. In Deloitte's *2020 holiday retail survey*, half of consumers said their most preferred starting point for their holiday shopping journey was online search engines or online-only retailers. With tech companies dictating channel preferences, differentiation becomes an even more urgent need. But what does it mean to digitally differentiate? If everyone is doing it, do we end up in the same place? With bankruptcies running rampant and mass merchants and online retailers consolidating the market, is the lone-wolf approach the most efficient way to compete?

   Evidence suggests that for the long game, the new rule of retail is about looking for revenue models, like subscriptions or memberships, and forming new partnerships and alliances to create a profitable and digital omnichannel experience. This can allow for new solutions around third-party logistics, data analytics, and customer acquisition. For example, some traditional brick and mortar companies are teaming up with digitally native retailers to gain efficiencies. These partnerships may open up cross-channel opportunities for both while expanding their customer bases. As retailers plan their digital investments for the coming year, our information indicates they should consider the following points to understand where their capabilities fall short and where it would make sense to consider new alliances.

   Create connection and convenience through the right portfolio of digital assets

   While concerns over in-store shopping will continue to push consumers online and increase demand for contactless formats, it is not all about pureplay ecommerce. Many shoppers want to mix and match their channel journey based on convenience needs, leading to growing opportunity for new customization expectations and cross-channel avenues such as reverse logistics.

   As technology transforms a once person-to-person high-touch industry, finding ways to recreate those connections will be important online. One possible next frontier for ecommerce can be seen in Asia, where many consumers are embracing livestreaming platforms. During the events, influencers tout their products' reliability, quality, and other features, thus increasing trust in the brand and creating better engagement. While only a few retailers have tried this in the United States, the pandemic may have opened U.S. consumers' minds to new ways of engagement.

Derive the full potential of your data to predict and react quickly

To deliver true value, retailers will likely have to do a better job anticipating demand and fulfilling customer expectations. The panic buying spree of spring 2020 and the resultant whiplash effect on supply chains exposed several weaknesses in retailers' data analytics capabilities. Some household categories, like mattresses, paper towel and toilet tissue, experienced skyrocketing demands that could never have been predicted using their old models based on GDP growth. Taking those events as learning experiences, retailers must rebuild their analytics strategies. Artificial intelligence (AI) could play a critical role in this, helping to customize consumer engagements, but it will require more outside-in data. Nearly half of the executives interviewed said they plan to use better analytics in 2021 to improve decision-making. One of the Deloitte retail specialists made this comment, "AI investment is particularly important right now because of margin compression. By investing more in AI, it could create efficiencies while reacting to customers' needs more quickly."

Meet shoppers' privacy concerns with clarity and transparency

Online security is a wellspring for retailers seeking to cultivate trust. In a recent Deloitte survey, only 5% of consumers ranked the retail industry as a top three industry for data privacy, compared with 63% for banks. These issues have come to the forefront again as pandemic-driven contact tracing and the gathering of health data by employers have brought attention to data privacy. To safeguard shoppers, retailers must be transparent about their data strategy and able to rapidly resolve problems.

Seek out digital-savvy talent

To a larger extent, traditional retailers were caught off guard by pandemic-driven lockdowns, leaving business continuity in tatters. As the industry regains momentum, retailers must look beyond premises talent plans, which are mostly suited for stores and warehouses, and recognize the talent needs of digital formats. More investments and incentives will likely be needed to attract digitally savvy, versatile talent, especially as competition for digital skills is already intense.

2. *Supply chains, inventory management, and digital user experience can no longer operate in separate silos, but require end-to-end integration.*

Disruptions during the past six months exposed inefficiencies in the supply chain, making some retailers realize how ill-equipped they are to anticipate and meet consumer demands and disruptions in unprecedented times. Shoppers are well aware that supply chains aren't keeping up. In Deloitte's 2020 pre-Thanksgiving pulse survey, 56% of shoppers said they planned to shop earlier to avoid stockouts, versus 42% in 2019. We were curious how retailers were addressing this, and while half said they believe retail is past the point of no return with globalization, 25% are looking to repatriate some of their supplier production to avoid the risk of stockouts and delays. However, 75% had previously diversified outside of China and didn't plan to make additional changes. Others, however, were making changes in-house such as actively using the pandemic as an opportunity to centralize control over inventory. For example, retailers could switch from the old model of having many buyers purchasing for separate regions and channels and drop down to a consolidated few buying for all channels.

Retailers must understand the importance of being able to react more quickly to consumers' needs and realize they must be more resilient and agile. It's no surprise, then, that 80% expect moderate to major supply chain investment in 2021. Order fulfillment, in other words last-mile delivery, curbside pickup, and so forth, will see the heaviest investments, followed by warehouse management and procurement, according to our research. Given the disruption consumers felt during the pandemic, we believe it will be important for retailers to build back confidence by focusing on these four areas:

Winning at the last mile means moving beyond the doorstep

As COVID-19 cases will likely continue through a large part of 2021, consumers will push for more contactless formats and stress last mile delivery solutions for immediate needs and even for stockpiling. In the early stages of the pandemic, contactless formats were primarily being driven by safety concerns. Consumers are increasingly perceiving that it's faster and cheaper than delivery, indicating that the trend is here to stay. New rules of retail would say these contactless formats have become table stakes, and retailers should do more to build loyalty for their platforms. For example, very few retailers are offering reverse contactless logistics such as porch pickup and curbside returns.

Fortify every link in the supply chain

To be a trusted destination, retailers need clear visibility into their supply chain networks including spanning multiple vendors, suppliers, distributors, warehouse operators, store workforce, and delivery partners. Incorporating much-needed transparency into the supply chain is viewed as important by slightly more than half of U.S. retail executives. But it requires the organization to be committed and accountable for its partners and workforce. In such an accountable network, every stakeholder will have incentives for identifying issues early on and responding promptly. Of course, if in-store and digital inventory systems are blended, this will require better digital platforms and technology. Ultimately, the ideal inventory system is integrated end-to-end from production to last-mile delivery. According to one of the Deloitte partners with 20 years of supply chain experience, "An end-to-end supply chain is what needs to happen. Companies should be looking at manufacturing all the way to the final mile. Chief operations officers are going to have to drive this change."

Drive decisions through the consumer lens

Many digital channels still struggle to demonstrate profitability because they are often bolted onto systems that are still dominated by human analysis and reaction. If deployed correctly, AI could create the efficiencies throughout the business promised by digital channels. The shift could be dramatic. No longer would the merchandising team make ordering decisions with a product-first focus; rather they could focus on what the consumer is telling them, online and elsewhere. Everything could emanate from the customer, precisely because AI makes such personalization possible by achieving economies of complexity or in other words, handling personalization at the lowest possible cost, rather than economies of scale, handling production at the lowest possible cost. For example, some beauty companies have successfully used AI to assist in providing personalized recommendations and realistic try-on via mobile devices, potentially helping with better sell-through, inventory management, and demand forecasting.

Resiliency measurements required

Based on lessons from recent disruptions, retailers must measure how these investments drive supply chain resilience. Eighty percent of U.S. retailers view measuring resiliency as increasingly important. Without such measurement, retailers' supply chains may be vulnerable to future disruptions, rendering current investments obsolete.

3. *Since health and safety will remain a top priority as it continues to shape consumer behavior, trust must be incorporated into every strategy.*

As expected, winter brought a spike in COVID-19 cases and, along with it, rising anxiety. In Deloitte's 2020 pre-Thanksgiving pulse survey, 56% of consumers were anxious about shopping in stores, revealing the need to reinvest in additional health and safety measures in the upcoming year. Executives were aware of the concern, stating that health and safety and trust would be among the

top purchase drivers in 2021 for U.S. consumers. Retailers must go beyond the status quo and use health and safety investments to differentiate, create loyalty, and build trust.

Trust is in short supply everywhere, but retail is in a worse position compared with other industries that have been hit hard by the pandemic and concerns around safety. According to a recent Deloitte study, only 23% of consumers ranked the retail industry as trustworthy versus 33% for travel and hospitality. This indicates there is an opportunity for retailers to use their health and safety investments to also build trust with the consumer. The majority of executives we surveyed plan to make moderate to large investments in health and safety in 2021, with 75% investing in sanitation and barriers, while 33% plan to invest in employee testing capabilities. It may be important to consider the following strategies to make the most from these investments:

Infuse health and safety throughout operations

Despite the arrival of a vaccine, only 25% of executives believe health and safety concerns will decrease in 2021. Therefore, it becomes critical for retailers to go beyond standard sanitation practices to make their shoppers and employees feel safe about the physical space. This could include scheduling alternative work shifts or using dark stores to buy online, or pickup in-store purchases in order to have fewer people in the aisles. Many executives said rearranging stores and checkouts to create more space was also on the wish list for 2021. Retailers that are embracing new strategies should repurpose their communications for consistent messaging to make consumers understand that safety remains a top priority.

Embrace technology and redesign the retail journey

For some, investments may need to be a stopgap approach. Others, however, see the long game that contactless shopping will likely remain an important purchase driver and could use their investments to differentiate, improving store safety by design. External window displays, 3D virtual showrooms, mobile and express returns, carts that act as a check out, and cashierless stores may seem futuristic, but could be the key to standing out from competition in the long run.

4. *Make sure that the cost realignment opportunities resulting from the pandemic do not go to waste by coupling them with fresh viewpoints on how to address profitability.*

Heading into 2020, the retail industry was already in a depleted position, with heavy debt burdens, slow asset turnover, increasing SG&A, compressed margins, and increased competition. In fact, our analysis found EBIT for the retail industry as a whole had been in decline for the past several years. COVID-19 has compounded these problems, with margins becoming even more compressed as consumers shift online. Does this shakeup of the industry create an opportunity to regain profitability?

Profitability may require new business models and alliances

By now, retailers have been able to regroup and analyze how COVID-19 has reshaped their business, leaving a clearer picture of what they should keep and what they can live without. This may be a once-in-a-career opportunity to rebalance cost structure and its fundamental requirement for retailers who were battered by lockdowns and the economic effects of the pandemic. Long contemplated cost reduction such as rationalizing store footprints and reducing business travel, can now be pursued in terms of responding to COVID-19.

While these cost reductions are a good start, they don't represent a transformation from the old retail model. New rules of profitability will likely require fresh ideas. Retailers can explore alternative ways to engage the customer, such as utilizing showrooms instead of bearing the heavy burden of stores. Developing alliances for store-in-store models could serve dual purposes by

hedging against being non-essential while also expanding the customer base. Even talent models can be redesigned. For example, work-from-home platforms can allow retailers to rethink how they attract, retain, and elevate top talent. This opens the doors to a more diverse set of leaders that may accurately reflect the geographical, ethnic, racial, and other differences of our society as a whole, leading to increased profitability.

For retail executives, slightly more than half said realigning cost structure was of high importance and expected to be a key area of investment for them. For others, cost cutting was done early in the pandemic and their view is that 2021 is about getting back to growth. One retail executive stated, “Our focus is to grow revenue through superior services.”

Conclusion

As we look at the results of our research, including the executive surveys conducted by Deloitte, we have found that, with the exception of cost reduction, all macrolevel actions for retailers are largely the same, regardless of their performance in 2020. Similar investment strategies and areas of focus may make it difficult for an individual retailer to win in the new retail marketplace. The old playbook and rules will have to be thrown out, and bold, differentiated action will be required to stand out from the competition. Retailers in 2021 are faced with more consequential decisions than at any time in the recent past. This may be the year in which coopetition comes to fruition as retailers rapidly adapt to the new retail environment. Volcanic’s value proposition is in harmony with and will benefit from all four of these trends affecting retailers in 2021 and for the foreseeable future.

The Seven Most Significant Trends Affecting Retail Brands for 2021

Behind what brands report to the street, behind every decline in sales, behind each drop in customer satisfaction (CSAT) scores, there are millions of independent decisions taken by consumers on what they want to buy and how they want to buy it. These decisions are captured in data through both traditional and nontraditional sources, which gives data immense power, the power to predict the probable future.

So, rather than prophesying the future, we listened to the data, and it spoke to us. We looked as deeply as we could into the data to glean individual consumer behaviors, actions, and preferences. The aim was to understand the behavioral shifts consumers are making and how these are impacting consumer product brands. We examined the data through the lens of the consumer and macro forces at play to understand the past and current state of the industry; we also considered differences in subsectors and consumer segments. Our goal was to identify the critical trends shaping the retail consumer products industry, as well as the critical uncertainties that might have different plausible futures in the industry. In this section of the business plan, we have highlighted the seven broad trends we believe are evident, and how these undercurrents are fueling the evolution of brands worldwide.

1. *Commoditization and premiumization of products*

   Technology advancements have struck down entry barriers to markets, increasing access to and for consumers. The resulting explosion of choices is visible in the ever-expanding range of products, brands, companies, and channels on the market. For example, grocery stores today stock five times as many products as they did in the 1990s. And these products are being purchased via multiple channels, with 73% of consumers using a mix of physical stores, ecommerce, digital apps, social commerce, and marketplace platforms to buy products, adding to the competitive mix and complexity.

For product-makers, it becomes easier to reach out directly to consumers and build a brand, thanks to ecommerce and social media platforms. They can also offer a wider product range, given the broader options available to them for sourcing and manufacturing globally. In the last ten years, 153,000 new product-makers have started doing business with retailers. Amid the increasing number of products, brands, and ways to access them, another development is underway: Brand loyalty, for the most part, is falling to the wayside as consumers, inundated by products that seem increasingly commoditized, are tuning out brands.

This commoditization is having a huge impact on the retail marketplace. On one hand, commoditization of products has led to fierce price competition, creating a downward pressure on the price brands can command for their products. On the other hand, higher operational, infrastructure, and labor expenses are raising the cost of creating the very same products. Furthermore, the options through which consumers access these products continue to squeeze margins. What's left, then are squeezed margins, curtailed profitability, and reduced capital returns on businesses. Since 2017, there has been a 40 basis point average decrease in operational margins across all brands serving retail.

In reaction to commoditization and squeezed margins, retailers such as mass merchants, grocers, and even department stores are focusing on selling their own private label brands. These brands offer 25 to 30% higher margins to the retailer and more control in production, branding, pricing, and promotion, all at the expense of traditional branded consumer product-makers.

In any discussion on private labels, it would be remiss not to acknowledge the changing positive attitude of and growing acceptance from consumers toward store brands. The days when consumers considered private label brands cheap, generic, and low quality are gone. The percentage of consumers willing to pay the same or more for private labels over brand name products rose from 34% in 2014 to 40% in 2019.

Simultaneously, there has been a move toward premiumization of private labels. Although discount products still represent the majority of private label sales, the share of premium private labels continues to rise, having climbed from 15.7% to 19% over the past three years. Meanwhile, retailers have begun to leverage greater control than private labels afford them to offer differentiated products that are better suited to their customers' needs.

COVID-19 impact on commoditization and premiumization of products

COVID-19 has accelerated retailers' private brand sales over nationally recognized premium brand sales. In 2020, dollar sales of retailers' private brand label products across all retail outlets were up 15% year over year, surpassing national brand growth by one-third during the same quarter. In addition to price, supply chain constraints played a key role in this growth, with more than 65% of consumers trading brand preference for product availability amid stockouts. It remains unclear if consumers will emerge with new preferences or lower brand loyalty then we observed prior to COVID-19, but income bifurcation will likely continue to play a critical role in the choices they make.

Our previous research on the consumer products bifurcation reveals that spend behaviors and drivers differ by category when consumers perceive a worse financial position. For example, in the face of economic uncertainty, we observed consumers trade down brands in groceries but decrease volume spent with preferred brands. How consumers perceive the change in their financial position as a result of COVID-19 will likely influence how, what, and how much they purchase retailer private label brands or premium brands.

Takeaway for Brands: Today, consumers have more choices, competition is increasing, and convergence across industries has changed business dynamics. To remain competitive, many retailers have shifted toward private labels, and even premiumization, and as a result are using internal brands to drive up their own profitability, customer loyalty, and growth.

2. *Digital success grows elusive as ad spend rises*

Digital sales, despite comprising only about 15% of total retail sales for brands in 2019, continues to be responsible for an outsized share of total retail sales growth at nearly 50%. However, as the base grows larger, the growth rate of digital sales is projected to decelerate post pandemic. That said, the digital sales growth rate will still remain higher than brick and mortar sales for the foreseeable future. So, in many retail categories, if brands aren't winning in digital, they aren't winning the battle for growth.

Within digital, a major shift is underway toward mobile. In the United States, mobile sales accounted for nearly 75% or $54 billion of the $72 billion of incremental ecommerce growth in 2019. Also, mobile sales, which was just 19% of the digital sales total in 2014, rose to 45% in 2019, growing at a combined annual growth rate (CAGR) of roughly 36% over that six-year period. This is six times greater than the growth rate of other digital channels which is about 6%. In 2019, U.S. advertisers spent $129.34 billion, or 54.2% of their media ad budgets, on digital ads. By 2023, this figure is projected to reach 66.8%.

The significant shift to mobile and its influence on in-store sales have had a profoundly negative impact on traditional key business metrics. The conversion and average order value on mobile are significantly lower than desktop 1.7% versus 4.3% or $86 versus $127.00 per transaction respectively. Combining these metrics show that revenue per visit on mobile is 3.8 times lower than on desktop-based ecommerce transactions. This shift reduces return on investment needed to drive digital growth.

Meanwhile, companies are pouring money into digital advertising. This domain has grown at a CAGR of 20% over the past five years, resulting in $103 billion increase in digital ad spend over the past decade. But most of this increase was offset with the corresponding reduction in nondigital ad spend. As a result, total digital ad spending is growing at a significantly faster rate than overall retail and consumer products industry sales.

Digital ad spending per consumer is also skyrocketing. Digital ad spend per Internet user has tripled in the last nine years, increasing from $138 to $456 since 2011. Over that same period, TV ad spending per viewer has increased by about 22%. Further, the increase in digital ad spend is not just a function of the number of ads as digital ad cost is also up 12% on average across channels and is rising five times faster than inflation.

The rise of social media has added a layer of incremental complexity to digital success. Although social has not yet become a mass channel for transactions generating less than 1% of U.S. retail sales in 2019, it is becoming increasingly more important as a source of digital traffic, roughly tripling from 3.1% of referrals in 2016 to 9.1% in 2019. However, social has a lower conversion rate of 1% compared to other digital channels at 2.5%; and social spending per consumer of $0.42 is double that of the average digital spend per consumer at $0.21. Social's rising prevalence requires significant investment, but it has a low return on investment, creating even more pressure on profitability.

If the growing cost of digital advertising were matched by commensurate sales growth, then higher digital ad spend would pose no problem. But the reality is quite different. While digital ad spending is becoming more expensive, it is generally not becoming more effective. For example, even though advertisers have increased their total spending on search by 42%, the number of visits to advertisers' websites resulting from those ads has increased by just 11%, indicating that the cost of driving traffic is increasing and further impacting margins.

To make matters more difficult, the rising variable costs of shipping and higher warehouse labor costs are putting profound pressure on brands' overall margins. In many ways the shift to digital commerce is a move from a higher fixed-cost model (where interacting with retail stores is the major fixed-cost component to a higher variable cost model where each order comes with incremental shipping and fulfillment costs).

In addition to costs increasing due to the rising volume of orders brands are required to ship, the cost of shipping is increasing in absolute terms as well. Between 2010 and 2020, ground shipping rates of major carriers increased 75.8%, while air shipping rates soared by 80%.

Besides shipping, labor is also eating into brands' margins with demand rising for workers to fulfill digital orders, and retail consumer products companies have been hit with higher warehouse labor costs. The mean hourly labor wage for transportation and materials moving is about 10% higher than retail sales wages. Further, since 2014, warehouse wages have climbed by 22.6% and are expected to continue to rise, as workers are in short supply and high demand.

COVID-19 impact on digital growth

COVID-19 has accelerated digital channel growth. By mid-April, orders grew 130% year over year between 2019 and 2020, with meaningful gains in categories where digital commerce penetration had been historically low, such as grocery. With consumer mobility significantly decreased, desktop share of digital traffic has seen an uptick, as consumers swap their phones for computers while at home. However, it is unclear how these trends will manifest in the long term as stay at home mandates are lifted and stores reopen.

The spike in digital orders has seen has had significant fulfillment implications for retailers, with order picking and last-mile delivery adding to the cost and complexity of the exercise. While consumers have demonstrated a willingness to pay for on-demand fulfillment in the short term, it remains to be seen if they will continue to offset the cost of delivery in the future.

Despite the increase in digital traffic, many companies have reduced ad spend throughout 2020 in response to consumer spend and supply chain constraints. This has caused digital advertising costs to drop by 35 to 50%. Whether or not this revised trend is temporary or here to stay is unclear, as the lasting economic impact on and sustained changes in consumer behavior are still unknown.

Takeaway for brands: The increased demand for digital advertising is resulting in increased costs for product-making companies to drive traffic and engage with and acquire customers. Coupled with the incremental and rising costs of shipping and labor fulfillment, these companies are experiencing a deterioration in already thin or even nonexistent margins for digital sales. The net effect is that while the allure of digital growth remains strong, the ability to profitably pursue and satisfy that growth remains under tremendous and ever-growing pressure.

3. *Brick and mortar becomes smaller and closer*

Much has been written about store closures over the past decade. While there have certainly been weakness in some retailers and formats, the reality is that brick and mortar retail is not dead. At least prior to COVID-19. As of 2019, in-store purchases still accounted for 85% of retail sales, and we can even see healthy growth in some categories during COVID-19, further demonstrating the importance of the physical store, even considering that many brands and retailers have been experiencing significant revenue loss from the temporary closure of stores.

While the store count has increased in the past 10 years from 244,000 retail stores to 270,000 stores, square footage at U.S. retail stores has dropped by 4.4%. The growth of small-format stores such as convenience, drug, and dollar stores has been a driving force in the long-term decline in store sizes. The vast majority of stores opened in the last 10 years were dollar stores—46%, convenience

stores—25%, and drug stores—16%. One common trend among these smaller stores is that they are moving closer, both in terms of location and inventories, to the consumer.

But this doesn't mean warehouse clubs and mass merchant stores like Costco and Sam's Club have become passe. These traditional big box retailers are also unleashing their own small store formats and making themselves more accessible to consumers. And while the mass merchant retailers accounted for only 5% of store openings in the past 10 years, they have been massive drivers of retail sales, which grew by 9% between 2017 and 2019.

In both small and big format, there is one commonly overlooked value proposition that's not in line with the predictions on showrooming. And it is that these retailers are actually deploying products closer to the consumer.

Perhaps surprisingly, ecommerce has helped propel the evolving role of physical stores and bringing inventory closer to the end customer. In-store fulfillment of online sales drove one-third of ecommerce growth between 2015 and 2019, and has quadrupled in the past five years. For example, observing the widely dispersed deployment of Amazon fulfillment centers and how they are locating their buildings closer to the consumer is another testament to this reality.

COVID-19 impact on brick and mortar retail

Nearly 60% of retail square footage in the United States was forced to temporarily close due to COVID-19. Historic lows in consumer spending, coupled with pre-existing balance sheet challenges, may mean a portion of temporary store closures becomes permanent as retailers rationalize their networks and streamline costs. It remains unclear which categories will or will not recover, but department stores and soft goods stores, such as apparel, may have the highest risk since these categories tend to be larger in format, and consumers often decrease spend on these retailers in the face of economic uncertainty. Should impacted retailers close store locations, the market may realize a further decrease in the average square footage of brick and mortar stores.

The dramatic shift to ecommerce has also accelerated and redefined the role of the physical store and many retailers have rejigged their stores to serve as order fulfillment centers to meet digital demand and drive last-mile execution. It is not yet clear whether this acceleration will be sustained by consumers maintaining digital shopping behaviors or if we will see a normalization to pre-covid trends as restrictions are lifted and stores reopen.

Takeaway for brands: Physical retail stores are not dead, but they are certainly changing. They are getting smaller and coming closer to the consumer. However, it would be shortsighted to only consider the size and location of the stores without analyzing their role. A major value proposition of both big and small successful retailers is their ability to position inventory close to the consumer and become accessible both physically and digitally through stores.

4. *New models, growing impact*

Retailers and consumer products competitors continue to expand outside of their traditional revenue models to accelerate growth and meet changing consumer demands. Prior to COVID-19, direct-to-consumer, food service alternatives, subscription services rentals, marketplaces, and resale were all growing in popularity to drive new revenue streams. These new models, in aggregate, were creating significant disruption for retail consumer products companies by amassing material market share.

For instance, as of the end of 2019, as food away from home expenditures surpassed food at home expenditures, nontraditional models such as ghost kitchens and food delivery were accelerating. Ghost kitchens and virtual restaurants are expected to grow at 17.2% CAGR through 2026, while food delivery is expected to hit $23.4 billion with 8.7% growth in the United States by the end of 2021.

This goes beyond just the food sector, with the growing number of direct-to-consumer (DTC) brands estimated at around 400 today and rising. Online trends suggest web traffic for these DTC brands has roughly doubled, while advertising has increased by 50% over the past year. Meanwhile, the total revenue for subscription businesses grew about five times faster than U.S. retail sales (18.1% versus 3.8%) from 2012 to 2019. In apparel, secondhand market resale grew from 15.6% CAGR for the past three years, with more than 1,000 outlets both pure digital and now traditional retail stores offering rental services.

By no means are these alternative business models exclusively attributed or limited to certain sectors or products. They are a broad industry reality, impacting retail and consumer products from grocery to apparel, from pet food to beverages.

When viewed individually, these new models and companies still have a small share of overall category of sales within the industry. Further, each individual company's ability to survive may be in question. However, in aggregate, these models are creating significant disruption for incumbent retailers and consumer products brands that distribute through retailers, by amassing material market share. For example, business models in apparel such as rental, resale, subscription, and flash sales, gained 1.4% of incremental market share between 2016 and 2018; they are projected to continue to amass an additional 1% of U.S. apparel market share annually each year through 2023.

COVID-19 impact on business models

COVID-19 has accelerated the adoption of nontraditional models and essential categories such as food, grocery, and pharmacy. For example, in April of 2020, consumer spend on meal kits, online groceries, and prepared food delivery services increased by anywhere from 40% to 70%. Conversely, COVID-19 has decelerated short-term growth of new models and non-essential categories such as apparel where consumer spend has seen a decline of more than 70% in the last year, due to health concerns prompting consumers to rethink resale and rental models.

Past trends reveal that economic uncertainty often results in changing consumption habits and the emergence of new models. The Great Recession of 2008 accelerated structural changes in the industry, resulting in exponential digital commerce growth, new competitive entrants, and the growth of off-price and discount models. Given economic and consumer changes related to COVID-19, we expect the proliferation of new models to continue, but it remains unclear which models will sustain impact in the long run.

Takeaway for brands: Individually, new models may seem like insignificant specks in the sea of traditional business models, and it is unclear which models are going to be fully viable and successful in the future. However, the aggregation of new models is collectively gaining ground, accelerating, and becoming a much bigger and more material competitor for market share, and retail consumer products companies need to pay attention to this trend.

5. *Convenience as the new battleground*

Despite the buzz around experiential retail, in our study of the retail consumer products market, we found that it's not retailer-as-theater that's driving the majority of growth in the market. Instead, it's the retailers that offer convenience that are driving the maximum market growth, as nine out of 10 consumers said they are more likely to choose a retailer based on convenience. We estimate that in 2016 to 2019, retailers offering convenience as a major component of their value proposition drove 67% of the total market growth during that time frame.

In particular, U.S. convenience stores, with 153,000 stores serving 165 million customers daily, saw a 16th straight year of record in-store sales (excluding fuel and gas), growing at 1.8% CAGR to achieve U.S. $242 billion in sales. This growth was seen in store footprints as well—for each convenience

store chain that had a net closing of stores, there were 30 convenience store chains that saw net openings of stores in 2019. A net increase of 5,230 stores over the past three years shows the importance of growing the retail footprint to ensure accessibility to customers; 93% of urban shoppers and 86% of rural shoppers have a convenience store located within 10 minutes of their homes.

Although as of 2019, consumers still made over 85% of their purchases at brick and mortar, ecommerce-only companies had driven approximately 47% of the incremental growth in retail spend the last three years. And convenience is the main factor driving online growth. It is the primary reason 43% of U.S. consumers make purchases online. Consumers said it is the number one reason they shop with the largest online retailer that commands 37% of digital sales in the United States.

Among all product categories, grocery has risen to the forefront as the most desired area for convenience, as 63% of consumers find it very important when it comes to selecting a grocery option. However, consumer preference for convenience appears to be fairly consistent across all retail segments, and retailers offering and prioritizing convenience as a major component of their strategy have largely driven incremental growth in the market.

COVID-19 impact on consumer preference for convenience

Prior to COVID-19, consumers made it clear that convenience matters. The new normal has accelerated this trend, with more than 50% of consumers spending more on convenience to get what they need, with convenience increasingly being defined by contactless shopping, on-demand fulfillment, and inventory availability. As such, there's been a surge in mobile payment usage, delivery app downloads, and buy online/pick up in-store adoption.

For many this acceleration is driven by scarcity of other options, while others have opted for these models because they perceive them to be safer and healthier. It remains unclear whether this acceleration of convenience will continue and reach a new plateau or if demand for convenience will revert to the trajectory observed prior to COVID-19.

Takeaway for brands: While many espouse the experiential aspects of store retailing, winning in convenience seems to be more important for growth in retail. As retailers continue to raise the bar for convenience, consumer expectations are likely to grow as a result. A retailer does not need to exemplify every aspect of convenience to be considered as convenient. But in building a strategy it appears to be critical to understand the target consumer and the type of convenience that consumer craves.

6. *Health and sustainability for some consumers*

The terms "health consciousness" and "sustainable" have been gaining momentum among consumers, product marketers, and retailers over the past decade. Consequently, the market for sustainable and health-focused products has been growing at an unprecedented rate. It contributed nearly 50% of total consumer products sales between 2013 and 2018 at a CAGR of 5.2%, which is four times that of conventional product sales.

However, despite such healthy growth rates, these goods only account for 17% of the overall market. And research shows that these products tend to be more expensive than their conventional counterparts. Digging deeper, we can see economics playing a critical role in consumer purchasing behavior for healthy and sustainable products.

Data shows that high-income consumers spend roughly three times more of their disposable income dollars on food-related expenses than low-income consumers. This is due to the underlying economics: Though they may spend more on food items, high-income consumers devote a significantly lower percentage of their disposable income to food expenses versus low-income

consumers—8% versus 35%, respectively. Therefore, it is no stretch to say products marketed as "healthy or sustainable"—putting aside the question of whether the labels are factually accurate in absolute terms—tend to market to higher-income consumers who have the means to spend more on such products.

Moreover, this trend of health-conscious foods also plays out at the actual locations where consumers shop. High-income consumers, who generally place greater emphasis on eating healthy, tend to shop for healthy and/or organic products in smaller, traditional grocery stores and establishments where fresh produce and other healthy and sustainable items are sold. However, the traditional grocery channel has lost more than half of its food retail market share over the past 30 years due to nontraditional grocery stores such as convenience stores and dollar stores, which are less likely to sell these types of products. Lower-income consumers, on the other hand, tend to place less emphasis on eating healthy, more often shopping at convenience stores than high-income consumers. Convenience stores and dollar stores have a higher proportion of consumers with lower household incomes, with 42% and 46% of total consumers, respectively.

Income disparity is not only pronounced in terms of product marketing and purchase, but also evident when we examine the actual state of consumer health. Ironically, while there has been a significant increase in health-focused spending, the overall health of U.S. consumers has declined lately. For example, life expectancy fell for the first time since 1959. Not surprisingly, the biggest decrease in life expectancy rates is seen in the low- and middle-income population who are also at the greatest risk of obesity and subsequently diabetes. Obesity has almost doubled in the last 20 years in the United States with no sign of improvement.

This does not necessarily mean that low-income consumers are not concerned about the values of health and sustainability; indeed, surveys of consumers would seem to indicate they are. But while consumers will repeatedly say "yes" on surveys that they are willing to pay more for environmentally friendly products, when presented with having to make a choice on spending their dollars, such values become relative, and they are less likely to follow those sentiments. This is because purchasing decisions are shaped by economic constraints.

COVID-19 impact on healthy and sustainable products

COVID-19 has significantly altered consumer spending habits for healthy and sustainable products. More than 40% of consumers have increased spending on hygiene, especially hand sanitizer and medicines, as a result of COVID-19. In addition, there has been an observed spike in sustainable products and organic sales, but it is unclear how much of this volume increase was driven by consumer choice versus availability of options amid out-of-stock conditions.

Income disparity is likely to continue to play a key role in the growth of health and sustainability markets. By April of 2020, more than 50% of lower-income households had reported a job loss or a pay cut as a result of COVID-19, versus only 32% of upper-income households. This outsized economic pressure on the discretionary budgets of lower-income households may further bifurcate health and sustainability spending across income levels.

Takeaway for brands: While it's true to an extent that the consumer is becoming more health conscious and sustainability seeking, viewing consumers through a single lens and believing they are behaving alike would be misleading. The trend toward improved health and sustainability has implications on consumers wallets, welfare, and shopping destinations—presenting challenges and opportunities for retailers and consumer products brands alike.

7. *Consolidation in retail and fragmentation of market share*

In discussions on disruption of an industry, it is easy to get broad agreement that it is occurring, but the problem arises when you attempt to define it or, further, attempt to measure it. As we work to

measure the disruption in the retail consumer products industry, we hypothesize that disruption, in essence, results in aggressive changes in market share volatility with disruptor companies aggressively taking market share while those being disrupted donate market share. Increased disruption leads to amplified competition, and hence, to increased changes in market share churn or what we call market share volatility.

However, volatility alone doesn't tell us what is happening, the give-and-take of market share could indicate the big getting bigger and the small becoming less relevant, also called consolidation. Conversely, volatility could mean the opposite with smaller, more nimble players stealing share from larger, more traditional, at-scale competitors, also called fragmentation. Once again, we turn to empirical data to evaluate this notion of disruption, volatility, and changes in market share concentration. Our aim is to provide insights to help understand the market dynamics at play.

Interestingly, we found that the retail consumer products industry has actually become less volatile with a decreasing amount of market share being traded among the top 230 retailers, marking a noticeable decrease in overall market share volatility for the last four years. This is driven largely by the regained footing of mass retailers, continued dominance of large online retailers, and continued strength and growth of off-price behemoths, who were all gaining share at the expense of mid-sized retailers.

In particular, the top 10 U.S. retailers have gained market share with an increase of 320 basis points, driving the overall market consolidation, as the mid-size retailers have lost 230 basis points. Thus, there is less volatility now than previously measured, marking a reduction, at least by this measure, in the degree of industry disruption. Further, the current volatility is being driven by consolidation around big players who have regained their footing and show strength to the extent that they are collectively growing faster than the market. This growing trend of market share concentration is not unique to any specific retail sector. However, the pace of the concentration trend differs. For instance, consolidation in apparel is four times faster than consolidation in grocery.

On the other hand, when we look at consumer products, we see a very different story—in fact, the exact opposite. Fragmentation, which can be described as death by a thousand papercuts, is manifesting itself in this space. Even as reduction in barriers to entry unleashes an onslaught of new competitors in the market, ease of consumer access through digital channels and marketplaces is enabling smaller brands to grab market share. It is worth noting that 58% of the sales of the biggest marketplace retailer in the United States is generated by third-party sellers. When we look at packaged foods for export, for instance, we see smaller competitors are eating away market share with 25 basis points yearly average, and this is only accelerating overtime. In the beverage sector, the three behemoths in alcoholic drinks and soft drinks lost 280 basis points and 120 basis points of their market share respectively over the last three years.

COVID-19 impact on disruption in the retail consumer products industry

With the closure of "nonessential" physical retail locations, consumers shifted spend to select physical and ecommerce retailers that can provide essentials and deliver their convenience needs on demand, based inventory availability. As a result, the shares of essential retailers increased more than 10% year to date, compared with double-digit declines in the S&P 500 and Dow Jones Industrial Average. While it is unclear who the winners will be, the impact of COVID-19 could further accelerate retail consolidation, creating an environment where a small set of players emerges stronger at the expense of even smaller or independent players.

At the same time, the pandemic has accelerated short-term fragmentation of packaged goods, but it remains unclear whether the increased shift toward smaller competitors is a true signal of consumer demand or a temporary behavior driven by supply chain constraints and stockouts. Looking ahead, economic uncertainty may have longer-term implications on fragmentation, as brands become

increasingly challenged to overcome decreased consumer spending and increased operational challenges.

Takeaway for brands: On one hand, the market share of U.S. retailers is being consolidated with large, at-scale players. On the other, both new players and incumbents in consumer products are experiencing market share fragmentation, driven by an increasing number of options and the explosion of brands. Frankly, both trends—consolidation and fragmentation—can be considered as disruptive but in different ways, as they are creating unique challenges and opportunities for retail consumer products companies.

Conclusion

Industries and companies have been trying to predict the future for as long as anyone can remember, but more often than not with limited success. While we determined that many of the predictions on the retail consumer products industry shared some common flaws, their analysis and understanding enabled us to better understand where and how to look at changes ushering in trends in the industry.

Moving forward, retail and consumer products companies must take a granular view to identify and react to the intricacies of these disruptive forces and the trends at play. Rather than coming up with and paying heed to predictions that are self-serving, brands should recognize that there is a higher order of operations that becomes apparent.

While many want to prioritize technology change as preeminent, the data tells us that the consumer economics of time and money is the highest order. Further, as the wallet of many consumers is pressured, brands need to open the aperture of their strategic lens and recognize that they must compete for share of wallet, not share of category. In this context, they need to understand that rising healthcare costs is as big a threat to an apparel retailer as the growth of a brand competitor. Similarly, the shift to food away from home expenditures is as important to an outdoor products brand as it is to the growth of home delivery of groceries.

With this in mind, brands need to embrace scenario planning, but in a broader way where data drives potential outcomes. Here's how they can do this:

- Instead of relying on prophecy-based predictions, seek to understand and measure the trends that impact their business, utilizing internal and external data from traditional and nontraditional sources. This likely means forming partnerships in order to have access to data sources produced outside of their organization.
- Pay special attention to trends emerging on the horizon because some reaction time has become a strategic differentiator.
- Avoid gadget chasing and instead find opportunities in the context of consumer economics of time and money.

These activities, in tandem, will help retail and consumer products companies to move beyond the shortcomings of a prophecy-based approach to a new, more concrete way of assessing the potential future evolution of the industry. This approach, which is more pragmatic, data centric, and focused on consumer trends and economic opportunities we can observe and measure, will also enable them to better inform their decisions, strategy, and investments and chart their own future growth in a disruptive market. Again, the Volcanic platform with its superior data analytics will be invaluable to retailers and retail products manufacturers.

COMPETITIVE ANALYSIS

The core function of the Competitive Analysis is to measure as closely as possible the distance between the competition and true customer need. This analysis will provide crucial information, which will be the cornerstone for Volcanic's continuous value innovation processes (see Research and Development).

As was discussed in the industry analysis above, 2020 was a year of change for all companies worldwide. The retail consumer products industry was dramatically impacted. Hundreds of trade shows were cancelled, and companies lost thousands of dollars in their marketing budgets. Planes were grounded, and in-person business appeared to be a thing of the past.

Volcanic is an online business-to-business platform for buyers and sellers to connect and do business. Their platform simplifies and improves the buying process, bringing retail into the 21st century by solving the biggest and most frustrating problems of both retail buyers and consumer products brands.

Buyers problems solved

- An overwhelming amount of product submissions
  - Buyers receive dozens or hundreds of product submissions every day
  - Many submissions don't fall in the category they are responsible for
  - Buyers have specific buying seasons that brand sellers don't know about
- Disorganized communication
  - Submissions come through vendor portals, emails, phone calls, and samples
  - Conversations get lost in inboxes
  - Conversations take much longer than necessary
- Rapid changing of categories
  - Buyers switch categories of responsibility often meaning that many conversations get lost in the shuffle

Brands problems solved

- Vendor portals
  - Brands must apply directly to each vendor
  - Most vendors do not have a vendor portal
  - There is little to no feedback for brands
  - Vendors are often flooded with irrelevant requests

- Trade shows
  - Trade shows make up 90% of the product sourcing process
  - Attendees will spend $15 to $20 thousand per trade show
  - Some attendees have little to no success from trade shows
  - Tradeshows, which generated $34.4 billion in revenue in 2019 have been cancelled for the foreseeable future

- Cold calls
  - Small and mid-sized retailers rely on word of mouth to source new products
  - Both brands and retailers rely on personal networks to connect with correct buyers or sellers

Volcanic allows for individual connection without unnecessary travel and long wait times. Volcanic is retail reimagined. Their platform is ready to support the retail industry. Below are Volcanic's four major advantages over potential future rivals, as well as a summary table listing the company's main competitors and illustrating Volcanic's competitive differentiators feature by feature:

Competitive Differentiators

1. Highly sophisticated architecture—The Volcanic platform, particularly the backend has required a lot of industry knowledge, brilliant innovation, strategic thought and very advanced coding. Therefore, unless competitors have already begun this process, the company is going to have a substantial head start on the coding side.

2. Unique offering—The reality is there are a handful of competitors that each have a piece of what Volcanic is providing, but no company has done or is doing what Volcanic is in terms of their offering. For instance, there are a considerable number of marketplaces including communication channels, but nothing resembling the Volcanic platform backend in terms of making communications seamless, single click, and where integrations for buyer and brand are virtually effortless. These features and benefits are tasks that no company has even tried to tackle. As above, it would take an enormous amount of coding to duplicate this offering and work correctly. As a result, a rival company would truly have to create something unique to make Volcanic look unnecessary.

3. Predictive analytics—Based on real-time access to buyer habits, conversations, and reorders. Understanding in real time where brands are pivoting and what their conversations are. By having a 5,000-foot view looking into any specific conversation, it is going to be absolutely fascinating to see what trends are evolving. Then as the company publishes papers and articles, we can sell those based on unique information that only Volcanic has access to. This is going to be a huge differentiator.

4. User convenience—Today if an existing brand or a new brand wants to enter a new product into an existing retailer system, there are a number of time-consuming steps. Here is what must happen:

    a) For a brand to submit a new set of vitamin products to GNC, someone must populate an Excel file GNC sends out that is a template.
    b) The file has about 100 columns in it per item.
    c) Each item has slightly different information for each column.
    d) Let's assume that the brand is submitting 21 items, it takes one of the brand company's employees a full business day to populate the Excel spreadsheet properly, double check it and make sure it's correct.
    e) As soon as the spreadsheet is sent, there's no going back. Nothing can be changed. If there is a mistake, it cannot be corrected. As a result, a fat finger could cost the brand in a significant way.

    In contrast, with the Volcanic platform there is only one short step. A GNC buyer sees a suite of products from a new or existing product brand manufacturer, again perhaps a new type of vitamin. They can click on that bottle of vitamins and with the press of a single button, they can download and link it directly with their system, including all the details of information required because the platform allows them to see the GNC system and the brand's system at the same time with all the information that corresponds to GNC's own internal systems. So, in a single click, they can download all the data for that vitamin into their system without having to request it from the brand, without any labor from either party. Even while buyer and seller are chatting with each other, they can get the data directly into their system with one click, and they have saved a week of time.

    And that is how easily the Volcanic system works in comparison to the current labyrinth that buyers and brands must now negotiate to do business.

Features and Benefits Table of Comparison

	Volcanic	RangeMe	Faire	Hubba	NuOrder	Joor
Price	$49.99 month	$1,400 per year	25% of 1st order—15% of all reorders	10% of all orders	$7,000 to $100,000 per year	$5,000 to $20,000 per year
Mobile Version	Yes	Yes	Yes	Yes	Yes	Yes
Live Analytics	Yes	Yes	No	No	No	No
Two-Way Conversations	Yes	No	No	No	No	No
Marketplace	Yes	No	Yes	Yes	No	No
Vendor Docs	Yes	No	No	No	No	No
Networking	Yes	No	No	No	No	No

SWOT ANALYSIS

Strengths

1. Intimate knowledge of the buyers and brands Volcanic will target as its initial customers.
2. Thoroughly researched and very well designed platform of relevant features and benefits that will meet the current and exceed the urgent needs, wants, priorities, and expectations of retail buyers and consumer products brand sellers.
3. Highly valuable strategic alliance partnership with a company called Voicebox that uses its advanced telephone bot technology to make Volcanic much more efficient in reaching ideal prospects in a very short timeframe.
4. Significant first-mover advantage by providing a platform that changes how retail communication is conducted, making it possible for all channels to be connected. This creates amazing cross-pollenization between and across market segments that have been siloed in the past. In other words, a one-stop-shop for all 107 distribution channels of all types of brands and buyers.
5. Powerful new tools combined with the in-depth retail consumer products industry knowledge of Jeremy Brockbank. He has leveraged his education, experience, imagination and innovation to create the Ant Hill database containing 80,000 buyers and 100,000 thousand brands including company names with the contact information for the people within each organization including email and website addresses.

Weaknesses

1. Not having the phone numbers for the retail brands sellers.
2. Reliance on outside organizations such as RedSky, which is an external software engineering company, to create Volcanic's products. The challenge being that when the products are completed, Volcanic does not have any internal personnel that have an in-depth understanding of the platform architecture.
3. Did not negotiate the best pricing with RedSky by having them cover their labor costs only and receiving the rest of their compensation in equity.

Opportunities

1. Offering a platform that nobody in the retail consumer products industry has ever seen before with the following features and benefits:
    - Beautiful and colorful
    - Easy to see everything on the platform
    - Intuitive to use
    - Excellent functionality
    - Platform complete within the next 60 to 90 days
    - Both retail buyers and consumer products brands sellers are going to want to be on it all of the time because of its usefulness. This will be the kind of platform that really grabs their attention. It is estimated that they will be using the platform more than 10 times per day. They're basically going to be living there whether they're a brand seller or retail buyer.
2. Gathering content as metadata from the platform. Voicebox estimates that they will have 1,400 brands on the platform by mid-April of 2021.
3. Incorporating the platform into the way they do business is going to happen quickly for buyers.
4. Turning an outgoing sales team into an internal customer service team that is loading brands that are starving to get access to the platform.
5. Facilitating strong early growth as a going concern means the valuation should be significant. We estimate that the valuation will begin at something like $50 million and rise quickly to $1 billion within the two years.
6. Having human computer interaction keys as an integral part of the platform is a significant advantage for the company. At the present time, the company is effectively using Shopify in conjunction with their platform so that a brand can insert their product offering from their own webpage and connect all of their SKUs onto the Volcanic platform within seven minutes. That makes adoption super easy for Volcanic's customers.

Threats

1. Being copied by businesses with limitless resources like Amazon, that could potentially study what the organization is doing and instead of wanting to acquire Volcanic, launching their own platform by learning from Volcanic and then integrating those features and benefits into their own offering. Although this would not destroy the business by any means, it certainly could take a lot of the market share. Therefore, it is essential for Volcanic to enter the marketplace quickly and powerfully rather than slowly growing for years. By having first-mover advantage and acting fast with the necessary capital, Volcanic will be able to fund the work of its developers and sales staff to onboard buyers and brands rapidly. As a result, management believes the company will be able to gain and maintain market leadership and then market dominance. Also, by flying under the radar as long as possible, it will allow the enterprise to grow to the level where bigger companies would rather acquire them than try to develop their own copycat system.

2. Being banned from the app store would be a nightmare scenario. Big companies like Amazon or Apple can choose to ban smaller enterprises if they believe such companies have even accidentally violated one of their policies. It is not currently a problem, but it is something that requires consistent close monitoring.

3. Competitors that already have a big market presence like RangeMe, Faire, or Joor, could theoretically have an epiphany and all of a sudden decide to expand their areas of emphasis to include outdoor and farm, and ranch, and everything else. Suddenly Volcanic, as the biggest player, could be challenged by an even bigger player.

STRATEGY

The VOLCANIC organization adheres to a definition of strategy as a set of directives for deploying organizational resources in such a way that, when effectively executed, will fulfill the competitive vision of management. Therefore, as a result of the industry analysis, the competitive analysis, and the SWOT analysis, the company will execute the following core strategies:

- ***Governance and Management***

  Fiduciary Governance: The fiduciary board of directors will participate in strategy development and approve major tactics and policies designed to implement that strategy. Board members will oversee financial performance, manage executive compensation, approve capital and operating budgets, and will be expected to oversee compliance with laws and regulations. Board members will have a formal fiduciary responsibility as part of their oversight role.

  Operational Governance and Management via Operations Councils: The council model of governance resolves a common problem and question often posed in many companies, which is, "Who is my boss?" Experience has shown that knowledge workers cannot be supervised, managed, or led in the traditional sense. And since Volcanic is mostly composed of knowledge workers, best practice has demonstrated that the council model as introduced in this plan provides and clarifies the answer to this question and solves the problem it alludes to, while providing the framework necessary to create a high-performing and inclusive culture of accountability.

- ***Platform Delivery***

  Volcanic is an online business-to-business platform for retail buyers and sellers to connect and do business. The platform simplifies and improves the buying process, bringing retail into the 21st century by solving the biggest and most frustrating problems of both retail buyers and product brand sellers.

- ***Business Development***

  Consistently implement both inbound and outbound marketing campaigns in combination with best practice sales methodology to leverage the power of Volcanic's business to business platform for retail consumer products buyers and sellers to effectively interact.

- ***Operations and Support***

  Administer a "Customer as the Center of the Universe" customer care process that addresses eight key areas listed below. In order to understand the needs, wants, priorities, and expectations of the retail buyers and sellers that Volcanic will focus on:
    - customer knowledge
    - customer access
    - customer expectations
    - customer service team
    - customer service culture
    - customer service policies
    - customer education and promotion
    - customer experience

- ***Physical Facilities and Equipment***

  Make certain that the Volcanic office facilities are adequate to administer the high-quality customer care previously articulated under *Operations and Support* as well as the other functions of the various areas of responsibility contained in *Business Development, Information Technology, Human Resources, Finance and Accounting, and Research and Development.*

- ***Information Technology***

  Continue to architect, program, build, maintain, and evolve the entire technological infrastructure of the Volcanic platform.

- ***Human Resources:***

  Effectively identify, recruit, hire, train, and retain the very finest executives, managers, business development, customer service and technical support team members.

- ***Finance and Accounting***

  Work with management to execute the financial projections and implement the capital budgets that will be created as a part of this plan so that the entire company may operate within the bounds of fiscal best practices. (See Pro Forma financial statements that will be shown in the Appendix once they are finished.)

- ***Research and Development***

  Use a value innovation philosophy to research and continually improve the Volcanic platform to keep the company at the forefront of the retail consumer products industry.

➢ Governance and Management

Volcanic will use a council model to assure the continued and growing success of their company. A board of directors, along with an operations council, and department councils are the components of the model.

Situation

Volcanic is a very promising pre-revenue, early-stage growth company. Senior management has the relevant core competencies and proven track record of performance to lead the enterprise to the realization of its robust potential by providing a revolutionary business-to-business platform for buyers and sellers in the retail consumer products industry.

Mission

Use the council model to provide the inspired and experiential guidance and direction to make certain that the full collective intelligence of the Volcanic organization is tapped. This will assure the appropriate deployment of its resources and the successful execution of its strategies.

Execution

The formation and functioning of the Volcanic governing bodies will be as follows:

- *Fiduciary Governance Board:* A board of directors will be formed to oversee the ongoing and growing success of Volcanic. It will be composed of seasoned retail consumer products industry executives who will contribute their wisdom and knowledge to senior leadership. The board will hold the chief executive officer accountable for proposing and implementing strategies that will ensure both the short- and-long-term viability of the company.

- *Organizational Operations Council:* An organizational operations council will also be formed. This council will be composed of the executive management team and a representative from each department of the company. This council will share many characteristics of the fiduciary board. However, the operations council will not have formal authority in the traditional board sense. This council will derive its authority from the CEO who sits on the fiduciary board and has ultimate veto power. This council will be subject to the same board of directors approved strategies and policies as every other council, committee, or department of the Volcanic organization. The organizational operations council has the responsibility for ensuring the development of strategies in support of the entire enterprise's mission and performance objectives.

- *Department Operations Councils:* The organizational operations council focuses on company-wide strategies that affect all departments in the enterprise. Those initiatives will contribute significantly to operational performance success. But no company ever realized its vision without superior performance in each department. Without continual improvement in each and every department, performance falls short of potential. As with success at the organizational level, performance at the department level requires effective governance and implementation of department-specific initiatives by competent management. Department level governance will be provided by department operations councils, chaired by the head of the department, and will be composed of and represented by those in each department who are responsible to carry out the strategy and initiatives created in the organizational operations council.

Support

The operations council will provide assessments to gauge the performance of each department, which will be conducted on a quarterly basis. As a result of the assessment, a gap analysis will be created showing any gaps between desired performance and actual performance. Recommendations to close the gaps will then be made and recorded by department heads and prioritized in a quarterly action plan.

Command and Control

Once a quarter, an hour-long, agenda-driven board meeting will be held to review action plan progress. Once a week, hour-long agenda-driven operations council and department council meetings will be held to review quarterly action plans and progress.

➢ Platform Delivery

Situation

Volcanic is an online business-to-business platform for retail buyers and sellers to connect and do business. The platform simplifies and improves the buying process, bringing retail into the 21st century by solving the biggest and most frustrating problems of both buyers and brands.

Mission

Assure the delivery of the Volcanic platform to buyers and sellers in the retail consumer products industry with initial emphasis in the hiking and outdoor retail, farming and ranch retail, and hardware retail segments of the industry in a manner that meets and exceeds their needs, wants, priorities, and expectations.

Execution

Use the following modalities to fulfill the mission of Product and Delivery:

- Manage all of the details of adoption and integration of the platform by retailers and product manufacturers that are using the system. Clearly understand and exceed the evolving needs, wants, priorities, and expectations of all buyers and brands.

- Create a value proposition that encompasses transparency, integrity, and excellence.

- Focus on what matters most to all their customers.

Support

On a quarterly basis, the operations council will provide a specific assessment to gauge the performance of the product and delivery department. As a result of the assessment, a gap analysis will be created showing any gaps between desired performance and actual performance. Recommendations to close the gaps will then be made and recorded by the product and delivery department head and prioritized in a quarterly action plan.

Command and Control

Once a week, an hour-long, agenda-driven meeting will be attended by designated members of the product delivery department to review quarterly action plan progress. Also, the head of the product development and delivery department will attend the operations council each week to report progress on product delivery and coordinate with all department heads and the executive management team.

➢ Business Development

Situation

Most businesses continuously rely on a few favorite marketing and/or sales methodologies, or sources of customers, to grow and sustain their businesses. This way of acquiring market share almost always leads to a diminished revenue stream as soon as these approaches become less effective. The Volcanic organization uses a multi-faceted system for business growth. This system dramatically enhances the growth speed and stability of the business by formalizing a wide array of marketing and sales platforms and modalities. This allows the company to geometrically grow their business by continually increasing the number of retail buyers and retail product manufacturer sellers that are using the revolutionary Volcanic platform. At the same time, they are increasing the residual value of each client as a source of referrals. For example, each retail buyer or brand seller could bring many of their network of professionals to Volcanic as potential users of their platform. This has the potential to drive rapid growth, extensive brand awareness, and most of all, opportunity for market-wide impact.

Mission

The mission of business development is to consistently implement both inbound and outbound marketing campaigns to leverage the power of Volcanic's revolutionary platform. These campaigns will be designed to propel Volcanic to the position of market leader in the retail consumer products industry.

Marketing Execution

Marketing execution will be accomplished with a two-fold approach:

1. Create and publish remarkable content on all major platforms. This will effectively communicate a national public image and reputation based on successful retail buyer and seller experiences.

2. Consistently communicate the company value proposition and branding message in a powerful and effective manner in the initial five vertical distribution channels in the marketplace shown below. Eventually, penetrate all of the 107 verticals the company can access through Ant Hill. These communication efforts will bring about strong brand awareness and market mindshare with prospective clients about why using the Volcanic platform enhances the ease and effectiveness of doing business for retail consumer products buyers and brands.

Initial Retail Vertical Market Channels

1. Hiking and Outdoor
2. Farm and Ranch
3. Hardware
4. Consumer Electronics
5. Sporting Goods

Inbound Marketing Methodologies and Publishing Platforms

Search Engine Optimization

- On-page keyword optimization of website, blog, pillar pages, and landing pages
- Off-page keyword optimization on Google, Yahoo, Bing, Amazon, YouTube, etc.

Community

- eBooks published through Kindle and the Apple iBookstore
- Strategic alliance partnership promotions
- Broadcasts including podcasts, webinars, and iRadio shows

Social Media

- Facebook
- Twitter
- Instagram
- Pinterest
- LinkedIn
- YouTube

Public relations

- Articles
- Whitepapers
- Interviews
- Press releases

Outbound Marketing Methodologies

1. Volcanic Virtual "Tradeshow" Events
2. Electronic newsletter advertising in publications
3. Electronic magazine advertising
4. Public speaking engagements
5. Direct mail

Unique Value Proposition

What does Volcanic offer that their customers will believe is worth paying for in money, time, and energy?

Retail buyers and product manufacturer sellers will look to Volcanic for one reason—Results: A revolutionary platform that allows all parties to do business in a manner that is delightfully easy, efficient, and effective.

Branding Message

What is the most powerful idea that Volcanic can convey that will make an indelible mark on the minds of its customers?

"Retail Reimagined!"

Brand idea, like the actual wrangler's brands in the Old West, must contain both heat and pressure. Heat is a metaphor for the values, meaning and passion associated with the Volcanic platform. Pressure is a metaphor for the various efforts and expense exerted at a precise combination of tactical points, such as platform delivery, price, packaging, promotion and place over an extended period of time in order to create a deep impression in the marketplace.

The Volcanic management team realizes that branding is a process that, in the beginning, produces within each potential customer's consciousness a heightened awareness and recognition of the Volcanic experience being linked to the company's logo and tagline. As the process evolves, this heightened awareness eventually develops into a positive intellectual and emotional connection to and expectation about Volcanic's revolutionary business to business platform for retail buyers and sellers. It is this sustained connection that creates the spirit of the Volcanic brand image. In the final stages of the process, the value proposition becomes synonymous with the brand image in the customer's mind, and they have absolute confidence in and loyalty to the brand. For this reason, the Volcanic brand is the organization's ultimate strategic asset.

Brand Image

The Volcanic brand is a promise, an assurance, that the business-to-business platform for retail buyers and sellers will meet or exceed their expectations. In other words, the Volcanic brand is a promise to all of their stakeholders that what is represented in the value proposition will be realized as proposed. Therefore, all the components of Volcanic's marketing strategy, as well as the actual execution of the value proposition via the use of the Volcanic platform, must facilitate powerful reinforcement of the Volcanic brand image to the point where it is elevated above alternative approaches of perceived equal quality that may be provided by competitors now or in the future.

Benefits

By accomplishing this mission, Volcanic will create relationships of trust with their customers via direct marketing and sales or through referral, and achieve the confidence and long-term loyalty of retail buyers and sellers and the organizations they belong to or are affiliated with. This will allow Volcanic to reach its annual revenue objectives. By establishing relationships of trust with each category of customers shown under *Vertical Markets* above, the company's marketplace image will grow rapidly. A powerful marketplace image will give Volcanic much greater influence and momentum to inspire the entire retail consumer products industry globally to utilize the Volcanic platform and associated services.

Command and Control

Once a week, an hour-long, agenda-driven meeting will be attended by designated members of the business development department to review quarterly action plan progress. Also, the head of the business development department will attend the operations council each week to report progress on business development, marketing, and sales, and coordinate with all department heads and the executive management team.

Sales Execution

A. Key Strategies:

1. *Continue to Deploy Voicebox:* Voicebox is a telephone company that has developed an ingenious method for gathering business phone numbers. For example, in their first week working with Volcanic they found 11,000 phone numbers that they have added to the Volcanic customer database.

   The Voicebox system works as follows:
   a. They record a designated person talking, which in Volcanic's case is Jeremy Brockbank.
   b. The recording is inserted into a normal sales flow or sales tree. For instance, any time somebody has a frequently asked question, the answer is prerecorded. Once all these scripts and answers are integrated into the system, Voicebox sends them to 127 members of their outbound sales team that are located in the Philippines.
   c. The sales team initiates auto dial calls to the phone numbers in the Volcanic database with their computer system using bots with Jeremy's pre-recorded dialogue. When Voicebox calls these companies in the United States, with the bot representing Volcanic, the recipient of the call experiences it as if they are talking to live person.
   d. If the recipient expresses interest in learning more, then a Voicebox employee that's making $4 an hour who is highly trained to answer all their primary questions begins the screening process to determine if the person they are talking to is a highly qualified lead who is interested in using the Volcanic platform.
   e. If so, they forward the call and lead to a Volcanic team member who actually signs them up.

   The results so far are very encouraging. During the first week using the system, Volcanic only had three of the 127 members of the Voicebox sales team deploying the system, as well as three internal Volcanic salespeople receiving forwarded calls to talk to highly qualified leads. They ran the initial test for six hours.

   In that timeframe, 12 companies provided their information and were set up with a user name and password to use the platform. Seven companies scheduled appointments. There were 18 inbound calls that were missed and left messages that they wanted to talk to a Volcanic representative. And 88 new email addresses were captured.

2. *Gather Additional Contact Information:* Identify and obtain contact information for all senior leadership and management personnel in each vertical market segment shown above that may impact the decision to utilize the Volcanic platform.

3. *Promote Communication:* Encourage people in one vertical market, such as hiking and outdoor to communicate with other people in their network, such as sporting goods, in order to increase awareness in all vertical market categories about Volcanic's revolutionary platform.

4. *Build Relationships*: Use the visibility that Volcanic's inbound and outbound business development campaigns create in the marketplace at large to assist people who are centers of influence in various vertical markets to become evangelical ambassadors for the company.

B. Strategic Objectives

1. Elicit and document input from all consumers regarding their expectations of the Volcanic platform experience.
2. Use the engaging company website community to build personal relationships of trust with each consumer by being sensitive to their personal objectives, and if they are a leader or a manager of an enterprise, their organizational objectives. This is especially important with people who are centers of influence and who will be some of the company's most important brand ambassadors and most effective sources of referrals.
3. Deploy Volcanic's published success stories in appropriate periodicals and speaking engagements (delivered by the company's management team members) at various types of educational seminars, and in numerous other retail consumer product industry venues, to enhance sales collateral materials.
4. Promote the company with customer video testimonials about how using the company's platform saved time, money, and energy, or dramatically improved the efficiency and effectiveness of their buying or selling efforts to enhance credibility with other users in all vertical markets.

C. Critical Success Factors

1. Designate specific Volcanic sales executives to be totally responsible for a particular vertical market channel that will provide access to users of the company's platform.
2. Prioritize the opportunity potential of each channel of users and their specific influencers' ability and willingness to refer customers.
3. Prioritize sales opportunities weekly.
4. Develop and follow screening criteria for vertical market centers of influence.
5. Use a strategic selling project management process.
6. Provide ongoing training and coordination between sales executives and other customer support personnel.

D. Goals

The Volcanic team has three interrelated business development goals:

- To generate $1 million in revenue year within the first year after funding.
- To generate $13 million in revenue year two after funding.
- To generate $56 million of revenue in year three after funding!

(See the Pro Forma financial statements that will be created in the Appendix section of this plan.) These goals will be accomplished by focusing the attention and resources of marketing personnel and sales executives on the centers of influence for each vertical market.

Support

The company will create and utilize highly focused marketing and sales collateral support materials and methods including vertical specific advertisements and articles in industry publications. In addition, the company website, business cards, brochures, and authorized customer testimonials will be deployed. All of this material will be utilized in broad-based marketing campaigns via the inbound and outbound marketing process described previously and in personal interactions with vertical market centers of influence to garner qualified referrals and obtain customers.

Command and Control

So that the management team can effectively evaluate and predict the progress of the company in accomplishing its business development mission, they will use the council model described above to continually evaluate the performance of the business development team including the marketing and sales executives. This type of continual introspection will help determine the effectiveness of the company's revenue generation and market share acquisition efforts as part of obtaining market leadership and dominance.

➢ Operations and Support

Situation

The Volcanic organization is a pre-revenue, early-stage growth company and will continue to utilize the very latest thinking in customer acquisition, retention, and referral management. The philosophy, policies, procedures, and concepts for interaction with customers, as described below, are based on the experience of its management team and the council of its advisors, who have years of experience in successful market strategy and implementation in the retail consumer products industry.

Mission

The mission of Operations is twofold:

1. Administer a "Customer as the Center of the Universe" customer care process that addresses eight areas in order to understand the needs, wants, priorities, and expectations of the customers that the company will attract and retain: customer knowledge, customer access, customer expectations, customer service team, customer service culture, customer service policies, customer education and promotion, and customer experience.
2. Execute delivery of the Volcanic platform and services in such a way as to acquire a reputation in the marketplace as a company that provides the simplest, easiest, and most effective platform for retail consumer products buyers and sellers to connect and do business. Gain the implicit confidence of all vertical market centers of influence and other key stakeholders as to the benefits the Volcanic platform generates on behalf of it customers.

Execution

Using the value proposition and branding message as a backdrop, implement the overarching philosophy of the "Customer as the Center of the Universe." This will be accomplished by consistently executing the eight customer acquisition and retention concepts alluded to above, and described in detail below, to ensure that Volcanic is consistently meeting the needs, wants, priorities, and expectations of its customers in a manner that instills long-term customer loyalty and enthusiastic word-of-mouth referrals.

1. *Customer Knowledge:* Adhere to the Volcanic customer service process, which has been designed to solicit a comprehensive understanding of customer needs, wants, priorities, and expectations. Incorporate the knowledge gained from feedback in customer service operating decisions into this learning system and share this knowledge with all members of the company team.

2. *Customer Access*: Make certain that accessing the Volcanic platform is easy and pleasant. Be sure that all departments accommodate communication with customers and that customer service personnel are available when customers need them. Make certain that referrals received from customers or any stakeholders are acknowledged, followed up on, and reported back to the referring party.

3. *Customer Expectations*: Properly influence the perceptions of current and potential customers who come to visit the company's website or interact with customer service personnel. Make certain that they understand the company's customer-friendly policies and procedures. Be sure that customers avoid embarrassment and frustration by clearly setting expectations about what the Volcanic platform can and cannot do in advance. Make certain that all members of the company's team are supportive of one another and deliver a consistent service message.

4. *Customer Service Team*: Hire, train, evaluate, and reward team members for meeting customer needs, wants, priorities, and expectations. Given the inseparability of the platform and associated services delivered by company personnel, make certain that all team members do their part to ensure a consistent service level.

5. *Customer Service Culture*: Set the expectation of high-quality customer service and caring within and among the company's team. Move poor performers out of the organization. Carefully analyze customer complaints and view them as opportunities to improve the quality of service. Conduct periodic audits of service readiness and develop action plans to address and correct shortfalls.

6. *Customer Service Policies*: Make certain that company policies, procedures, and processes are customer focused and customer friendly rather than being geared towards company convenience and efficient operations.

7. *Customer Education and Promotion*: Actively and purposefully set high customer expectations about the Volcanic platform and services. Provide much more comprehensive customer information than competitors in customer service interactions and especially on the company website.

8. *Customer Experience*: Ensure that every customer experience is a positive one. Ask customers if we have succeeded. Have processes in place to solicit, measure, investigate, and provide feedback on poor performance.

Support

The Volcanic management team will operate the company based on the eight customer acquisition and retention concepts articulated in the "Customer as the Center of the Universe" philosophy.

Command and Control

So that the management team can effectively evaluate and predict the progress of the company in accomplishing its Operations and Support mission, they will use the council model described above to continually evaluate the performance of the operations team in adhering to the "Customer as the Center of the Universe" operating system. This type of continual introspection will help to determine the effectiveness of the enterprise's customer service and customer retention efforts.

➢ Human Resources

Jeremy Brockbank, CEO – Has been in retail sales since 2010. He began his career with Goal Zero, a portable power solutions company selling solar products to charge cell phones and laptops. Jeremy was hired to be responsible for retail sales as the senior account manager. He was successful in getting Goal Zero's products into Target, Lowes, Office Depot, Home Depot, Best Buy, and Walmart. He also directed their international division. Under Jeremy's leadership the company went from $100,000 in annual retail sales to $17 million within 18 months. As a result, Goal Zero was the fastest-growing retail brand in the nation with a 17,000% growth rate over three years.

Jeremy then had the opportunity to work at Brunton and Primus (now called Primus US) which has been in business since 1892 selling a host of retail outdoor products including everything from stoves to compasses. He started their consumer electronics division, and did some cobranding with both Apple and HP.

Jeremy then served as the President of Kisstixx Lip Balm—a company that under Jeremy's leadership became what Mark Cuban called "his best Shark Tank investment of all time." The company won the White House award for the best small business in the nation.

After Kisstixx, Jeremy was asked by Lori Greiner to consult for her Shark Tank brands. He has been an external consultant for an $11 billion private equity firm, as well as for large retailers including Target. Jeremy also served as an adjunct professor at UVU in business.

In 2014 Jeremy started Ant Hill which has the largest retail database in the world. Ant Hill facilitates sales interactions between retail buyers and sellers in 107 different channels for some of the largest retailers and brands in the world. They have earned a net profit from their first month in business for 87 straight months.

Jen Brockbank, COO – Is a co-founder and manager of operations for the Ant Hill Retail family of companies. Her core competency is operational rigor in all ten areas of business administration including governance, product development, business development, operations and support, human resources, physical facilities, information technology, finance and accounting and research and development.

Jeremy and Jen are in the process of vetting candidates to fill other key management positions including human resources, IT, finance, and accounting using the *Topgrading* process described below.

Situation

The executive management team previously described has instructed human resources to use the principles and methodologies of the "*Topgrading*" system to develop a plan and policy for recruiting, training, and retaining the very best employees.

Mission

The mission of the Volcanic Human Resources department is to effectively identify, recruit, hire, train, and retain a growing cadre of knowledge workers that will be the finest employee partners in the retail consumer products industry. These employee partners will play a crucial role in every aspect of the business and in delivering the services associated with the Volcanic platform.

Human resources will develop a human resources value proposition which includes customer satisfaction-driven compensation, customer relationship development, career growth opportunities, professional satisfaction, and a rigorous hiring process to recruit, employ, and deploy the necessary human capital to lead the organization and deliver the Volcanic business-to-business platform to retail buyers and sellers in the vertical market channels previously described under Business Development.

Execution

Studies of thousands of successful and failed companies and careers reveal that the single most important driver of organizational performance is talented human capital. Therefore, Volcanic will utilize Dr. Bradford D. Smart's "*Topgrading*" system to gain and hold the multi-talented team necessary to be the dominant market leader in delivering Volcanic's business-to-business platform to retail buyers and sellers.

The system is composed of a chronological in-depth structured (CIDS) interviewing system that is the key to finding and hiring the best talent available and nurturing that talent into a superbly performing and successful team. The CIDS human resources program includes candidate self-appraisal, education history, and work experience with references; yet it also goes deeply into leadership and management potential and competencies, intellectual competencies, personal competencies, interpersonal competencies, and motivational competencies.

The Volcanic human resources team will implement this system immediately, thus guaranteeing the successful fulfillment of the human resources mandate articulated under Human Resources Mission above.

Support

Develop clear job descriptions, including results expectations, topgrading screening criteria, and training courses for the marketing and sales executives, technical support, customer service, and operations, as well as information technology personnel. Human resources must also manage other tasks such as health benefits, an employee handbook, and the like.

Command and Control

The Volcanic management team will commit to real sponsorship of the above training, screening, and rating/compensation system, including the time, financial resources, and real consequences in order to address the most urgent training and performance needs. Urgent training and performance needs are defined as those that will assist the company in obtaining its key business objectives to standard, on time, and within budget.

➢ Physical Facilities and Equipment

Situation

Volcanic leases 12 offices at the Riverwoods business complex on University Avenue in Provo, Utah. Currently, the management team and the sales team, as well as one project manager who is in-house, are based out of this complex. Additionally, the company has two satellite offices where their developers work in Spanish Fork, Utah. The enterprise's key strategic alliance partner marketing team Voicebox are based in Midvale, Utah.

The Riverwoods corporate office is leased from a company called Dakota Pacific with a four-year agreement for a monthly payment of $6800.00. Ant Hill and Volcanic share offices to a degree. For example, there is a lot of cooperative work between both of these companies. Management prefers to train Volcanic employees at Ant Hill first because it exposes them to the retail consumer products industry and teaches them how to manage brands and how to run sales and learn the acronyms of retail, etc. Once trained, management moves them to the Volcanic team.

Mission

Make certain that the Volcanic office facilities are adequate to administer the high-quality customer care previously articulated under *Operations and Support* as well as the other functions of the various areas of responsibility contained in *Business Development, Information Technology, Human Resources, Finance and Accounting, and Research and Development.*

Execution

Volcanic consistently communicates with the property management group, and as part of their lease agreement can relocate anywhere in the Riverwoods business park to accommodate their growth requirements.

Support

Develop clear office and equipment specifications and descriptions necessary to execute the ongoing business of the company. On a quarterly basis, the operations council will provide a specific assessment to gauge the appropriateness of their physical facilities and equipment. As a result of the assessment, a gap analysis will be created showing any gaps between desired functionality and actual functionality. Recommendations to close the gaps will then be made and recorded by the physical facilities and equipment department head and prioritized in a quarterly action plan.

Command and Control

Once a quarter, an hour-long, agenda-driven meeting will be held to review action plan progress. Once a week, a brief agenda-driven meeting will be held to review quarterly action plans and progress.

➢ Information Technology

Situation

Volcanic management launched an enterprise called Ant Hill in 2014. Ant Hill is a predecessor sister company to Volcanic, which was launched in 2020. For the past seven years, enterprise management has identified a comprehensive constellation of foundational forces affecting how retail buyers and brands interact or more accurately fail to interact. These formative forces have made it possible for the company to architect the business-to-business platform described on the previous pages, while also maintaining operational integrity and transforming the way retail buyers and brands do business. This will cause an order of magnitude leap in value to all of its stakeholders beginning with its customers in hiking and outdoor retail, farm and ranch retail, and hardware retail. The ongoing execution of information technology at Volcanic will comprehend these forces as discussed below under Execution.

Mission

Continue to architect, program, build, maintain, and evolve the entire technological infrastructure of Volcanic's platform and backend data capture systems to support delivery of its services to its growing customer base.

Execution

Volcanic will implement all of the details of its information technology strategy based on the following foundational forces:

1. Analytics—Evaluate past performance, forecast to predict, prescribe, and respond to insights from analytics. Build dynamic data fabric for intake, classification, and management of expanding networks of data.
2. Cloud—Cut cost and complexity to shorten time-to-value, moving the company's offerings to retail buyers and sellers faster. Enable innovation in the platform, fueling broad disruption as part of Volcanic's infrastructure.
3. Digital Experience—Continue to create customer-facing tools and channels to enhance marketing, sales, and customer service. Let digital experience be the driver that encompasses the entire enterprise including back-office, front-line products and offerings. Leverage design principles to move from art to science, emphasizing the retail buyers and sellers experience.
4. Core—Design core systems to minimize technical debt. Launch products and services based on the Volcanic digital roadmap. Use the core platform to fuel innovation and growth.
5. Risk—Secure assets and enforce compliance policies. Bake security and risk reduction into each technology investment lifecycle step. Broaden the focus of risk to include tech ethics and social responsibility.
6. Business of Technology—Plan, build, and run capabilities to optimize operational efficiency and project execution. Orient tech teams around product and business outcomes. Make sure each tech team is consultative, integrated, and autonomous.
7. Cognitive (AI)—Unlock the potential of all current and future Volcanic platform features and benefits with machine learning. Bring data and algorithms to the forefront to solve problems. Make sure that big data and AI remains a core strategic driver embedded in all company ambitions and actions.
8. Digital Reality—Continue to refine and use a to-be-developed Volcanic app to understand customers intuitive engagement patterns including their needs, wants, priorities, and expectations to create seamless transparency, and better design patterns leading to an enhanced retail buyer and seller experience for all customers.

Support

As a pre-revenue, early-growth company, Volcanic will rely on Jeremy Brockbank (see Human Resources above) to oversee the technology associated with running a company today. It is expected that a great deal of Volcanic's future expense will go to IT needs. These IT projections will be forecasted into the company's pro forma financial statements.

Command and Control

So that the entire management team can effectively evaluate and predict the progress of the company in accomplishing its information technology mission, a Chief Technology Officer will eventually be hired and be a member of the operational governance council previously described under Governance. This division of the company will also use assessments, gap analysis, recommendations, and quarterly action plans to continually evaluate the Information Technology department's progress in achieving their objectives as described above to standard, on time and within budget.

➢ Finance and Accounting

Situation

The Volcanic management team must receive the right financial and management accounting information at the right time, in the right form, in order to make intelligent decisions for planning the course of the company. As a part of this process, Volcanic will create a thorough and formalized budget that takes all areas of the company into consideration as to revenue, expenses, cash flow, and capital requirements. The budget will accompany the final draft of this plan as a file entitled "Volcanic Pro Forma," which incorporates the Operating Budget and Pro Forma Income and Cash Flow Statements.

Mission

Work with executive management to execute the financial projections and implement the capital budgets that will be created as a part of this plan so the entire company may operate within the bounds of fiscal best practices. This division will also make certain that the executive management team has the financial and management accounting information they require in order to execute their objectives to standard, on time, and within budget.

Raise $1.5 million to provide for capital needs relative to pre-revenue, early-stage growth. As an ongoing mission, Finance and Accounting will create thorough financial and management accounting systems that will allow the organization to implement the detailed budget contemplated by management. This will allow Volcanic management to know if they are meeting the company's key business objectives to standard, on time, and within budget.

Execution

As mentioned, the first year after funding, the capital budgets and financial projections upon which the budgets are based as part of this plan, and which include categories for the fiscal operation of the company will be implemented.

The Volcanic management team understands the goals of the company and has forecasted costs for continued operation and accelerated growth. Management will prioritize all budget requests based on requirements to execute the strategies mandated by management in this plan.

Support

Following funding, Volcanic management will allocate the resources necessary in order to facilitate the attainment of prioritized objectives. On a quarterly basis, the operations council will provide a specific assessment to gauge the performance of the finance and accounting department. As a result of the assessment, a gap analysis will be created showing any gaps between desired performance and actual performance. Recommendations to close the gaps will then be made and recorded by the finance and accounting department and prioritized in a quarterly action plan.

Command and Control

The Volcanic management team will hold the finance and accounting department accountable to achieve the agreed-upon objectives on time and within budget. The finance and accounting department will receive a monthly report of their progress.

Once a week, an hour-long, agenda-driven meeting will be attended by designated members of the finance and accounting department to review quarterly action plan progress. Also, the head of finance and accounting will attend the operations council each week to report progress and coordinate with all department heads and the executive management team.

➢ Research and Development

Context

Volcanic uses the Value Innovation Philosophy (detailed below), which originated in the Alfred P. Sloan Institute at the Massachusetts Institute of Technology, to research and continually improve their platform to keep the company at the forefront of the retail consumer products industry.

Value Innovation Philosophy

This philosophy focuses on leveraging the power of the company's revolutionary business-to-business platform for buyers and sellers in the retail consumer products industry to propel Volcanic to a position of dominance in this marketspace. The objective of the philosophy is to assure that Volcanic meets the evolving needs, wants, priorities, and expectations of all stakeholders including and especially retail buyers and product brand sellers. The Volcanic organization operates on the belief that research strategy driven solely by concern about the competition discussed previously has three unfavorable and unintended effects:

1. Imitative, not innovative approaches to the market, which leads to accepting what competitors do and simply striving to do it better.
2. Being reactive. Spending time and talent responding to competitors' moves, rather than creating growth opportunities.
3. Hazy understanding of emerging markets and changing customer demands.

By using the Value Innovation Philosophy instead of simply focusing on beating the direct or indirect competition, Volcanic will continue to focus attention on its customers and improve its platform.

Situation

Over the last eleven years, Volcanic management's awareness of the business-to-business retail consumer products industry has become highly developed. Their understanding will continue to increase because the Volcanic management team members are immersed in working to make their platform the best in the nation by continually simplifying and improving the process by which buyers and sellers interact.

Mission

Search out and incorporate additional potential features and benefits to the platform driven by customer input.

Execution

Accomplish the following tasks:

1. Stay abreast of all national events relating to the retail consumer products industry globally.
2. Provide the company with up-to-the-minute knowledge of the most current trends in the RCP industry.
3. Propose either new or advanced iterations of the current Volcanic platform that this division believes meet the needs, wants, priorities, and expectations of buyers and brands in the changing marketplace.

Support

On a quarterly basis, the operations council will provide a specific assessment to gauge the performance of the research and development department. As a result of the assessment, a gap analysis will be created showing any gaps between desired performance and actual performance. Recommendations to close the gaps will then be made and recorded by the research and development department head and prioritized in a quarterly action plan.

Command and Control

Once a week, an hour-long, agenda-driven meeting will be attended by designated members of the research and development department to review quarterly action plan progress. Also, the head of research and development will attend the operations council each week to report progress on product development and coordinate with all department heads and the executive management team. The Volcanic organization will provide direction and ancillary support mechanisms, such as performance-based compensation, to operate this division of the business.

CONCLUSION

When you look at the Volcanic team, and consider the knowledge and experience they are leveraging . . . when you look at the size of the retail markets they are penetrating . . . when you look at the velocity and value that competitors in this space have achieved in such a short time . . . and more than anything else, when you stop and consider the extensive value that Volcanic is bringing to the market through its revolutionary platform, the difference Volcanic is going to make will be profound, differentiable, defensible, scalable, and profitable. Retail buyers, brands and consumers will all be benefited in very significant ways as a result of the increased efficiency and effectiveness of this platform.

We're excited about our journey and look forward to you joining us!

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